March 25, 2026

Rob O'Hare
Chief Financial Officer
Affirm Holdings, Inc.
650 California Street
San Francisco, California 94108

       Re: Affirm Holdings, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2025
           File No. 001-39888
Dear Rob O'Hare:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance